FORM OF SELLING GROUP AGREEMENT

SALIENT CAPITAL, L.P.
4265 San Felipe, Suite 800
Houston, Texas 77027

January [__], 2010

Dear Financial Services Firm:

As principal distributor, we invite you to join a Selling Group for the distribution of shares of the funds identified on Schedule A hereto (each herein called a “Fund”), as Schedule A may be amended from time to time, but only in those states or jurisdictions in which the shares of the Fund may legally be offered for sale.  As agent of the Fund, we offer to sell to you shares of the Fund on the following terms:

1.           In all sales of these shares to the public you shall act as dealer for your own account, and in no transaction shall you have any authority to act as agent for the issuer, for us or for any other member of the Selling Group.

2.           Orders received from you will be accepted by us only at the public offering price applicable to each order, as established by the Fund’s then currently effective prospectus (“Prospectus”), subject to a discount, commission or other concession, if any, as provided in the Prospectus.  Upon receipt from you of any order to purchase shares of the Fund, we shall confirm to you in writing or by wire to be followed by a confirmation in writing.  Additional instructions may be forwarded to you from time to time.  All orders are subject to acceptance or rejection by us in our sole discretion.

3.           You may offer and sell shares to your customers only at the public offering price determined in the manner described in the Prospectus.  The public offering price is the net asset value per share as provided in the applicable Prospectus.

4.           By accepting this agreement, you agree:

(a)	To purchase shares only from us or from your customers.

(b)	That you will purchase shares from us only to cover purchase orders already received from your customers, or for your own bona fide investments.

(c)	That you will not purchase shares from your customers at a price lower than the applicable repurchase price, as applicable, established by or for the Fund.  You may, however, sell shares for the account of your customer to the Fund, or to us as agent for the Fund, at the applicable repurchase price currently quoted by or for the Fund and charge your customer a fair fee for handling the transaction.

(d)	That you will not withhold placing with us orders received from your customers so as to profit yourself as a result of such withholding.

5.           We will not accept from you any conditional orders for shares.

6.           If any shares confirmed to you under the terms of this agreement are repurchased by the Fund or by us as agent for the Fund, or are tendered for repurchase, within seven business days after the date of confirmation of the original purchase order, you shall forthwith refund to us the full discount, commission, finder’s fee or other concession, if any, allowed or paid to you on such shares.

7.           Payment for shares ordered from us shall be in New York clearinghouse funds and must be received by the Fund’s designated agent within five days after our acceptance of your order (or such shorter time period as may be required by applicable regulations).  If such payment is not received, we reserve the right, without notice, forthwith to cancel the sale or, at our option, to sell the shares ordered back to the Fund, in which case we may hold you responsible for any loss, including loss of profit suffered by us as a result of your failure to make such payment.

8.           Shares sold to you hereunder shall be available in negotiable form for delivery against payment, unless other instructions have been given.

9.           All sales will be made subject to our receipt of shares from the Fund.  We reserve the right, in our discretion, without notice, to suspend sales or withdraw the offering of shares entirely.  Upon our direction, we reserve the right to modify, cancel or change the terms of this agreement, upon 15 days’ prior written notice to you.  Also, the sales charges, discounts, commissions or other concessions, and fees of any kind provided for hereunder are subject to change at any time by the Fund and upon our direction.

10.         All communications to us should be sent to the following address:

          Salient Capital, L.P.
          4265 San Felipe, Suite 800
          Houston, Texas 77027
          Attn:  Chief Compliance Officer
          Facsimile:  713-993-4698

Any notice to you shall be duly given if mailed or telecopied to you at the address specified by you below.

11.           This agreement will be governed by the laws of the State of New York without reference to the choice of law principles thereof.  The courts of the State of New York are to have non-exclusive jurisdiction to settle any disputes, which may arise out of or in connection with this agreement and accordingly any legal action or proceedings arising out of or in connection with this agreement (“Proceedings”) may be brought in such courts.  You hereby irrevocably submit to the jurisdiction of the courts of the State of New York and hereby waive any objection to Proceedings in such courts, whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise.  This agreement is subject to the Prospectus from time to time in effect, and, in the event of a conflict, the terms of the Prospectus shall control.

12.           References herein to the “Prospectus” shall mean the prospectus and statement of additional information of the Fund as from time to time in effect.  Any changes, modifications or additions reflected in any such Prospectus shall be effective on the date of such Prospectus (or supplement thereto) unless specified otherwise.

13.           No person is authorized to make any representations concerning shares of the Fund except those contained in the Prospectus and in printed information subsequently issued by the Fund or by us as information supplemental to the Prospectus.  If you wish to use your own advertising with respect to the Fund, all such advertising must be approved by us or by the Fund prior to use.  You shall be responsible for any required filing of such advertising.

14.           Your acceptance of this agreement constitutes a representation (i) that you are a registered securities dealer and a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and that you agree to comply with all state and federal laws, rules and regulations applicable to transactions hereunder and to the Rules of Fair Practice of FINRA, or (ii) if you are offering and selling shares of the Fund only in jurisdictions outside of the several states, territories and possessions of the United States and are not otherwise required to be a member of FINRA, that you nevertheless agree to conduct your business in accordance with the spirit of the Conduct Rules of FINRA, and to observe the laws and regulations of the applicable jurisdiction.  You likewise agree that you will not offer to sell shares of the Fund in any state or other jurisdiction in which it may not lawfully be offered for sale.  You agree that you shall deliver a Prospectus to each of your customers who purchases shares of the Fund prior to or accompanied by confirmation of each such purchase, copies of which shall be supplied to you in reasonable quantity upon your request.

15.           You shall make available an account for each of your customers through the Fund and shall provide such office space and equipment, telephone facilities, personnel and literature distribution as is necessary or appropriate for providing information and services to your customer.  Such services and assistance may include, but not be limited to, the provision of personal, continuing services to your customers who are investors in the Fund (“shareholders”), establishment and maintenance of shareholder accounts and records, receiving, aggregating and processing purchase and repurchase transactions, maintaining retirement plan accounts and providing and maintaining retirement plan records, communicating periodically with shareholders and providing information and responding to questions about the Fund, the shares, the availability of shares in any continuous offering, and repurchase offers, and handling correspondence from shareholders about their accounts, acting as the sole shareholder of record and nominee for shareholders, obtaining and maintaining certifications with respect to investor qualifications and share transfer restrictions, assisting the Fund or any agent of the Fund in monitoring or enforcing the investor qualification requirements and share transfer restrictions, providing beneficial owners with account statements, processing distribution payments, issuing shareholders reports and transaction confirmations, providing sub accounting services for shares held beneficially, forwarding shareholder communications to beneficial owners, receiving, tabulating and transmitting proxies executed by beneficial owners, general account administration activities, and such other services as may be agreed upon from time to time and as may be permitted by applicable statute, rule, or regulation.  You agree to release, indemnify and hold harmless the Fund, us and our representatives and agents, from any and all direct or indirect liabilities or losses resulting from requests, directions, actions or inactions of or by you, your officers, employees or agents regarding the purchase, repurchase or transfer of registration of shares of the Fund for accounts of you, your customers and other shareholders or from any unauthorized or improper use of any on-line computer facilities.  You shall prepare such periodic reports as shall reasonably be requested by us.  You shall immediately inform the Fund or us of all written complaints received by you from Fund shareholders relating to the maintenance of their accounts and shall promptly answer all such complaints and other similar correspondence.  You shall provide the Fund and us on a timely basis with such information as may be required to complete various regulatory forms.

16.           You acknowledge and agree that each of your customers on whose behalf you purchase shares of the Fund will be an (i) investor who is an “Eligible Investor” as that term is defined in the relevant Registration Statement, and (ii) obtain and comply with any investor certification requirements set forth in the Fund’s Registration Statement and maintain on file a validly executed investor certification with respect to each such customer’s status as an “Eligible Investor.” You shall assist us or the Fund as is necessary in the monitoring and enforcement of the Fund’s share ownership qualification requirements and share transfer restrictions, including providing copies of shareholder certifications or other documentation as may be necessary to determine the status of shareholders.

17.           As a result of the necessity to compute the amount of any early repurchase charge due with respect to the repurchase of shares, if applicable, you may not hold shares of the Fund imposing such a charge in an account registered in your name or in the name of your nominee for the benefit of certain of your customers except with our prior written consent.  Except as otherwise permitted by us, shares of the Fund owned by a shareholder must be in a separately identifiable account for such shareholder.

18.           Each Fund may be divided into one or more classes of shares, certain of which may only be available to investment advisory clients of ours.  Future classes of shares may be offered at net asset value and may or may not have an initial sales charge, an early withdrawal charge, an asset-based services fee, and/or a conversion feature.  This agreement shall apply to any future classes of shares permitted to be sold by you.

19.           You acknowledge and agree that it is important to investors not only to choose a Fund appropriate for their investment objectives, but also to choose the appropriate Fund.  To assist investors in these decisions, we may institute policies with respect to orders for shares of the Fund that would apply to each broker/dealer that distributes shares of the Fund, and would became a part of this agreement upon inclusion in the Prospectus.

20.           Appropriate supervisory personnel within your organization must ensure that all employees receiving investor inquiries about the purchase of shares of the Fund make any required suitability determination with respect to the prospective investment and advise the investor of the available pricing structures offered by the Fund if applicable and the impact of choosing one method over another, including breakpoints and the availability, if any, of letters of intent, combined purchases and cumulative discounts.  In some instances it may be appropriate for a supervisory person to discuss a purchase with the investor.

21.           Shares of the Fund may be subject to significant transfer restrictions, as set forth in the Prospectus.  These may include, but are not limited to, restrictions prohibiting the transfer of shares to individuals who are not “Eligible Investors” as defined in the Prospectus, and prohibiting the transfer of shares to individuals who would not hold the shares through an intermediary that has entered into a selling group agreement with us or our delegate.  You acknowledge and agree that you will effect transfer of shares of a Fund only in compliance with such transfer restrictions.

22.           This agreement shall be in substitution of any prior selling group agreement between you and us regarding these shares.  The payment of any distribution, services and/or administrative services fees, if any, shall be subject to the distribution, administrative services and/or services plans or agreements adopted by the Fund with respect to the shares.

23.           Schedule A hereto may be amended from time to time, effective upon mailing of such amended Schedule to you.  Your acceptance of the amended Schedule is deemed with respect to a particular Fund upon placement by you of an order for shares of that Fund.

SALIENT CAPITAL, L.P.
By:	Salient Capital Management, LLC
Its General Partner

By:
Name:
Title:

0766727.01
003555-000033

PLEASE COMPLETE THE INFORMATION BELOW:

ACCEPTED AND CONFIRMED BY THE UNDERSIGNED FINANCIAL SERVICES FIRM

Printed Firm Name	Address

Authorized Signature	Area Code and Telephone Number

Name and Title	Area Code and Facsimile Number

Dated:

SCHEDULE A

Schedule A designating the investment companies with respect to which this Agreement relates. Shares of each Fund may only be purchased by “Eligible Investors” as set forth in paragraph 16 of this agreement and are subject to transfer restrictions.

Salient Absolute Return Fund
Salient Absolute Return Institutional Fund

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